Exhibit 99.2

Luckin Coffee Received a Notification to Convene an Extraordinary General Meeting

Board of Directors Recommends Shareholders Vote Against the Proposal to Remove Sean Shao

as an Independent Director of the Board

BEIJING, June 26, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”) (NASDAQ: LK) today announced that the Board of Directors of the Company (the “Board”) was notified (the “Notification”) by Mr. Charles Zhengyao Lu that, in his capacity as the Chairman of the Board, he had decided to convene an Extraordinary General Meeting of the shareholders of the Company (the “Proposed EGM”)  at 15:00, July 5, 2020, Beijing time, pursuant to a requisition by Haode Investment Inc. (“Haode”). Haode, a company beneficially owned by Mr. Lu, is a stockholder of the Company holding 208,146,050 Class B ordinary shares, which represent approximately 37.2% of the aggregate voting power of the Company’s equity stocks as of June 26, 2020.

The Board has reviewed the Notification, and the majority of directors of the Board have confirmed the date of the Proposed EGM. The Board resolved to recommend to shareholders to vote against the proposal to remove Mr. Sean Shao as an independent director of the Board, due to concerns of potential disruption to the ongoing internal investigation considering Mr. Shao currently serves as the chairman of the Special Committee of the Board.

A copy of the notice of the Proposed EGM posted to the Company’s website is attached as Exhibit 99.3 to the Current Report on Form 6-K furnished by the Company today.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449